
Mail Stop 4628

January 29, 2018

<u>Via E-Mail</u>
Robert M. McNutt
Chief Financial Officer
Lamb Weston Holdings, Inc.
599 S. Rivershore Lane
Eagle, Idaho 83616

> **Re: Lamb Weston Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended May 28, 2017**
> **Filed July 25, 2017**
> **File No. 001-37830**

Dear Mr. McNutt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended November 26, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Executive Summary, page 27

1. Beginning with the Form 10-Q for the fiscal quarter ended August 27, 2017 and continuing through this Form 10-Q, you present Adjusted Diluted EPS in your executive summary without disclosing (i) the most directly comparable GAAP measure, (ii) the corresponding reconciliation of the non-GAAP measure to such GAAP measure, and (iii) the usefulness of such measure to investors. The measure appears to be presented with greater prominence than GAAP measures. Revise your presentation to address the inconsistencies with Items 10(e)(1)(i)(A) through (C) of Regulation S-K and the updated Compliance and Disclosure Interpretations (C&DI) issued on May 17, 2016, in particular C&DI 102.10.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeannette Wong, Staff Accountant at (202) 551-2137 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources